Exhibit 99.1

Maris-Tech Secures a $4 Million Line of Credit from a Leading Israeli Commercial Bank

The line of credit will allow the Company flexibility in taking advantage of strategic opportunities

Rehovot, Israel, March 27, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) based edge computing technology, today announced that it has secured a $4 million line of credit from a leading Israeli commercial bank for a period of 12 months from the date of the agreement.

The line of credit is on accepted commercial terms for similarly-sized companies and includes fixed and floating liens on the Company's assets, customary economic and restrictive covenants by the Company, its U.S. subsidiary and agreement by two shareholders of the Company to certain subordination restrictions concerning loans they have provided to the Company.

The line of credit will allow the Company the ability to take advantage of strategic opportunities and increase its commercial activity, without diluting the Company's shareholders.

The Company believes that the entry into the line of credit agreement indicates the trust of a leading Israeli commercial bank towards the Company.

“We are proud that a leading Israeli commercial bank has chosen to support the Company’s growth. This line of credit will give us the flexibility to achieve our growth potential, without relying on market conditions or sales of our equity. We will continue to do everything to justify the trust given to us,” said Israel Bar, Chief Executive Officer of Maris-Tech.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing: that the line of credit will allow the Company the ability to take advantage of strategic opportunities and to increase its business activity and will give the Company the flexibility to achieve its growth potential, without relying on market conditions or sales of the Company’s equity; the Company’s belief that the entry into the line of credit agreement indicates the trust of a leading Israeli commercial bank towards the Company and that the signing of the line of credit agreement indicates the trust of a leading Israeli commercial bank towards the Company. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and its other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com